# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tuniu Corporation, CIK 0001597095
CUSIP: 89977P106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6, 8-12 Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, China (F4), 210023
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0001549802
Persons authorized to receive notices and communications: JD.com, Inc., 20th Fl, Build A, No.18 Kechuang 11 St, Yizhuang Eco & Tech Dev Zone, Daxing Dis, Beijing, China (F4), 101000, 86 10 8911-8888

## Reporting persons
- JD.com, Inc. (CIK 0001549802): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 78,061,780; sole dispositive power 0; shared dispositive power 78,061,780; aggregate amount beneficially owned 78,061,780 (23.3% of the class)
  Comment: The percentage is calculated based on 335,612,696 ordinary shares of the Issuer outstanding as of September 30, 2025, including 17,373,500 Class B ordinary shares outstanding and 318,239,196 Class A ordinary shares outstanding, as reported in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- JD.com Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 78,061,780; sole dispositive power 0; shared dispositive power 78,061,780; aggregate amount beneficially owned 78,061,780 (23.3% of the class)
  Comment: The percentage is calculated based on 335,612,696 ordinary shares of the Issuer outstanding as of September 30, 2025, including 17,373,500 Class B ordinary shares outstanding and 318,239,196 Class A ordinary shares outstanding, as reported in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2025. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Tuniu Corporation
Address of issuer's principal executive offices: 6, 8-12 Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, China (F4), 210023
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 27, 2023 (the "Original Schedule 13D"), as amended by an amendment No. 1 on December 6, 2024 (the "Amendment No. 1" and together with the Original Schedule 13D, the "Statement") filed by JD.com, Inc. ("JD") and JD.com Investment Limited ("JD Investment BVI") (individually, each a "Reporting Person" and collectively, "Reporting Persons"), with respect to Class A ordinary shares, par value $0.0001 per share, of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the "Issuer").

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
Schedule A (attached as Exhibit 99.A) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Criminal convictions in the last five years: See Item 2(a) above
Civil proceedings (securities laws) in the last five years: See Item 2(a) above

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following:

Following the change in the number of the Issuer's issued and outstanding shares as reported in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2025, the Reporting Persons' shareholding percentage in the Issuer was approximately 23.3%. The Reporting Persons continued to hold 78,061,780 Class A ordinary shares of the Issuer.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 4, and 6 are hereby incorporated herein by reference in this Item 5.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- JD.com, Inc.: /s/ Ian Su Shan, Ian Su Shan, Chief Financial Officer (12/05/2025)
- JD.com Investment Limited: /s/ Nani Wang, Nani Wang, Director (12/05/2025)